MICHAEL A. LITTMAN
                                 ATTORNEY AT LAW
                                7609 Ralston Road
                             Arvada, Colorado 80002
                       (303) 422-8127 * Fax (303) 431-1567


                                February 17, 2011


United States
Securities and Exchange Commission
Attn: Larry Spirgel
Division of Corporation Finance
Washington, D.C. 20549

Re:      Latitude Solutions, Inc.
         Form 10/A #2
         Filed February 16, 2011
         File No. 000-54194

Dear Mr. Spirgel:

After filing the above referenced Amendment #2 on Registration Statement Form 10 for Latitude Solutions, Inc. ("the Company"), the Company discovered that the Consolidated Statements of Stockholders' Deficit (Unaudited) and (Restated) for Latitude Solutions, Inc. & Subsidiaries ("Consolidated Statements of Stockholders' Deficit) contained a typographical error that causes the final balance at September 30, 2010 to be in error.

In order to correct such error, we have filed Amendment #3 on Registration Statement Form 10 with the corrected statement. We have included herewith, as EXHIBIT A, the revised Consolidated Statements of Stockholders' Deficit with the revisions highlighted for your convenience.

We apologize for any confusion this may have caused.

                                   Sincerely,

                                   /s/ Michael A. Littman
                                   Michael A. Littman

Enclosure

                                   EXHIBIT "A"

                                     LATITUDE SOLUTIONS, INC. & SUBSIDIARIES (F/K/A GMMT, INC.)
                                                    (A Development Stage Company)
                                          Consolidated Statements of Stockholders' Deficit
                                                             (Unaudited)
                                                             (Restated)

                                                                                    Deficit              Accumulated
                                                                                  Accumulated               Other
                                              Common Stock          Additional     During the     Due   Comprehensive    Total
                                           -------------------      Paid-In       Development    from       Income     Stockholders'
                                             Shares    Amount        Capital         Stage      Investee    (Loss)       Deficit
                                           ---------- --------      ----------    -----------   --------   ---------   -------------
Balance at inception on
  June 3, 1983                                      - $      -      $      -      $        -    $     -    $     -     $          -

Common shares issued to
  founders for services                       421,643      422          9,358              -          -          -            9,780

Net loss for the period from
  inception on June 3, 1984
  through December 31, 2004                         -        -              -         (9,780)         -          -           (9,780)
                                           ---------- --------      ----------    -----------   --------   ---------   -------------
Balance, December 31, 2004                    421,643      422          9,358         (9,780)         -          -                -

Services contributed and
  expenses paid by shareholder                      -        -          7,500              -          -          -            7,500

Net loss for the year ended
  December 31, 2005                                 -        -              -        (11,700)         -          -          (11,700)
                                           ---------- --------      ----------    -----------   --------   ---------   -------------
Balance, December 31, 2005                    421,643      422         16,858        (21,480)         -          -           (4,200)

Services contributed by
  shareholders                                      -        -          5,000              -          -          -            5,000

Net loss for the year ended
  December 31, 2006                                 -        -              -         (7,500)         -          -           (7,500)
                                           ---------- --------      ----------    -----------   --------   ---------   -------------
Balance, December 31, 2006                    421,643      422         21,858        (28,980)         -          -           (6,700)

Services contributed by
  shareholders                                      -        -          3,600              -          -          -            3,600

Net loss for the year ended
  ended December 31, 2007                           -        -              -         (7,300)         -          -           (7,300)
                                           ---------- --------      ----------    -----------   --------   ---------   -------------
Balance, December 31, 2007                    421,643      422         25,458        (36,280)         -          -          (10,400)

Common stock issued for
  cash at 0.20  per share                      45,322       45         210,205             -          -          -          210,250

Net loss for the year ended
  December 31, 2008                                 -        -              -       (222,707)         -          -         (222,707)
                                           ---------- --------      ----------    -----------   --------   ---------   -------------
Balance, December 31, 2008                    466,965      467         235,663      (258,987)         -          -          (22,857)

Common stock issued for
  cash at 0.20  per share                      33,089       33         153,468             -          -          -          153,501

Value of beneficial conversion
 feature and warrants issued in
 connection with debt                               -        -         516,090             -          -          -          516,090

Issuance of common stock for
 professional fees at $ .20 per share         786,500      787         156,514             -          -          -          157,301

Issuance of common stock for
 prepaid licensing fee at $ .20 per share     500,000      500          99,500             -          -          -          100,000

Issuance of common stock in
 connection with merger with
 Latitude Solutions, Inc.                  14,624,999   14,625         (12,963)            -          -          -            1,662

Issuance of common stock in
 connection with acquisition
 of investee at $ .20 per share             4,875,000    4,875         970,125             -          -          -          975,000

Issuance of common stock pursuant to
 bonus shares issued in connection
 with convertible debt                        601,261      601         279,543             -          -          -          280,144

Net loss for the period ended
  December 31, 2009                                 -        -               -    (2,490,788)         -          -       (2,490,788)

Due from investee as of
  December 31, 2009                                 -        -               -             -    (96,065)                    (96,065)

Common stock to be issued                           -        -               -             -          -          -                -

Other comprehensive income for the
 year ended December 31, 2009                       -        -               -             -          -      12,873          12,873
                                           ---------- --------      ----------    -----------   --------   ---------   -------------
Balance, December 31, 2009                 21,887,814   21,888       2,397,940    (2,749,775)   (96,065)     12,873        (413,139)

Issuance of common stock for
 professional fees at $ .20 per share       1,444,382    1,445         287,430             -          -           -         288,875

Issuance of common stock pursuant to
 agreement with third party                   600,000      600         119,400             -          -           -         120,000

Issuance of common stock pursuant to
 bonus shares issued in connection
 with convertible debt                      2,029,250    2,029         282,757             -          -           -         284,786

Issuance of common stock pursuant to
 conversion shares issued in connection
 with convertible debt                      1,208,346    1,208       1,207,138             -          -           -       1,208,346

Value of beneficial conversion
 feature and warrants issued in
 connection with debt                               -        -       1,831,607             -          -           -       1,831,607

Issuance of warrants for professional
 for professional fees                              -        -         444,750             -          -           -         444,750

Other comprehensive loss for the
 period ended September 30, 2010                    -        -               -             -          -     (24,449)        (24,449)

Net loss for the period ended
September 30, 2010                                  -        -               -    (4,669,399)         -           -      (4,669,399)

Commitment due to investee for the period
  ended September 30, 2010                          -        -               -             -     96,065           -          96,065
                                           ---------- --------      ----------    -----------   --------   ---------   -------------
Balance, September 30, 2010                27,169,792 $ 27,170      $6,571,022   $(7,419,174)   $     -    $(11,576)   $   (832,558)
                                           ========== ========      ==========    ===========   ========   =========   =============

   The accompanying notes are an integral part of these financial statements.
                                      F-26